UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25

(Commission File Number) 1-4105
(CUSIP Number)

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K ☐Form 20-F ☐Form 11-K ☒Form 10-Q
☐Form N-SAR
For Period Ended: April 1, 2006
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION
BAUSCH & LOMB INCORPORATED Full Name of Registrant
Not Applicable Former Name if Applicable
One Bausch & Lomb Place Address of Principal Executive Office (Street and Number)
Rochester, New York 14604 City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

As previously reported in news releases dated October 26 and December 22, 2005, and in a Form 12b-25 dated March 17, 2006, the Audit Committee of the Board of Directors of Bausch & Lomb Incorporated (the “Company”) commenced in September 2005 an independent investigation into allegations of misconduct by the management of the Company’s Brazilian subsidiary, BL Industria Otica, Ltda. (“BLIO”), which had been reported to the Company’s senior management by a BLIO employee pursuant to the Company’s established compliance program. The Company voluntarily reported these matters to the Staff of the Northeast Regional Office of the Securities and Exchange Commission (SEC), which has commenced an informal inquiry into the matter and the Korea matter described below.

On December 22, 2005, the Board of Directors, on recommendation of the Audit Committee and management, concluded that the Company should restate its financial results for the fiscal years ended 2001, 2002, 2003, 2004, as well as the first and second quarters of 2005 in order to account properly for the impact of the BLIO tax matters identified in connection with the investigation.

In addition, as reported in the December 22 release, in late November 2005, following employee reports regarding possibly improper sales practices in the Company’s Korean subsidiary (Bausch & Lomb Korea Co. Ltd. (“BL Korea”)), the Audit Committee commenced an independent investigation into revenue recognition practices in the Korean subsidiary and also voluntarily reported these matters to the SEC.

As previously reported in a Form 12b-25 filed on March 17, 2006, the BL Korea investigation has found evidence that from 2002 to 2005, BL Korea engaged in improper vision care-related sales practices in violation of Company policies, including, at various times, granting customers improper rights to return product, facilitating product exchanges between customers without properly accounting for such exchanges, failing to properly process product returns and granting excessive credit. The Company has preliminarily determined that, pursuant to generally accepted accounting principles, all BL Korea vision care transactions for this period should be recorded under consignment accounting rules which only recognize revenue upon payment to BL Korea by the customer. Accordingly, the Company currently expects that its previously reported, expected restatement of prior-period financial statements under generally accepted accounting principles will also include revenue recognition adjustments for vision care sales in Korea from 2002 to 2005 using consignment sales accounting. While work with respect to these adjustments has not been finalized, the Company currently estimates that the unaudited impact of the change to consignment accounting would be to reduce the Company’s previously reported net sales for the first and second quarters of 2005 by a cumulative total of approximately $1.2 million and to reduce the previously reported net sales for the period 2002-2004 by a cumulative total of approximately $7.2 million.

The Audit Committee’s BLIO investigation is now complete and the Korea investigation is nearly complete. The results of the BLIO investigation and an update with respect to the Korea investigation have been reported to the SEC.

As previously reported in the Form 12b-25 filed on March 17, 2006, in light of the investigations of the Company’s Brazil and Korea subsidiaries, the Company undertook expanded year-end procedures focused on, among other things, revenue recognition practices at certain other foreign subsidiaries. As a result of these procedures, the Company currently expects that its previously reported, expected restatement of prior period financial statements under generally accepted accounting principles will also include additional adjustments relating to revenue recognition for the following matters: certain refractive laser sales; certain vision care transactions with a single distributor in Thailand; vision care transactions with two large distributors in Japan; vision care and cataract transactions with the distributor network in India; and the proper handling of certain sales-related reserves in China.

The Company’s work with respect to these expanded year-end procedures is substantially complete and the Company currently estimates that the unaudited impact of these adjustments would be to reduce the Company’s previously reported net sales for the first and second quarters of 2005 by a cumulative total of approximately $2.9 million and to reduce the previously reported net sales for the period 2001-2004 by a cumulative total of approximately $15.4 million.

In addition, the Company currently expects that its previously reported, expected restatement of prior period financial statements under generally accepted accounting principles will also include additional adjustments relating to the Company’s determination that the liability associated with the deferral of certain Company stock under its approved Long Term Deferred Compensation Plan should have been marked to market. While work with respect to these adjustments has not been finalized, the Company currently estimates that the unaudited impact of these adjustments would be to reduce the Company’s previously reported net income for the first and second quarters of 2005 by a cumulative total of $3.7 million and to reduce the previously reported net income for the period 2001-2004 by a cumulative total of $4.1 million.

In the Form 12b-25 filed on March 17, 2006, the Company stated that it is reviewing revenue recognition issues relating to transactions with a single distributor in the United States, which may result in additional adjustments to certain of the prior period financial statements covered by the restatement. Work with respect to this matter is complete and the Company has concluded that no adjustments are required.

There can be no assurance that the final adjustments with respect to the matters described above will not differ, including materially, from the estimated amounts set forth herein.

In addition, as previously reported, the Company has undertaken expanded procedures with respect to the accounting for income taxes, including assessing deferred income tax balance sheet accounts, which the Company currently expects will result in additional adjustments to prior period financial statements covered by the expected restatement. Work with respect to these matters is continuing.

As previously disclosed on December 22, 2005, the Company has reviewed other accounting entries unrelated to the matters discussed above made in the periods covered by the expected restatement and determined that certain entries, while not individually or in the aggregate material to the periods in which they were recorded or to the relevant prior periods, in light of the expected restatement, are now required to be recorded in the prior periods to which they relate. Work with respect to these matters also is continuing.

In addition, the Company has not completed its required assessment of the Company’s internal control over financial reporting and the control deficiencies identified to date in 2005, as described in the December 22, 2005 release. As noted in the December 22, 2005 release, the Company’s previous conclusion as of December 25, 2004 - which was based on the procedures then performed and the information then known to it - that its internal control over financial reporting was effective should no longer be relied upon. In light of the matters described above, the Company’s management continues to evaluate potential material weaknesses with respect to the Company’s internal controls and currently expects ultimately to identify additional weaknesses at December 31, 2005 and also currently expects to conclude that internal controls were not effective for the relevant period. The Company will conclude its analyses and report its findings in this regard when it files its Annual Report on Form 10-K for the period ended December 31, 2005.

In addition, as reported in a news release dated April 13, 2006, the Company initiated a voluntary market withdrawal of U.S.-manufactured MoistureLoc contact lens solution. The Company is in the process of determining whether, under generally accepted accounting principles, the voluntary market withdrawal constitutes a subsequent event the financial impact of which would have to be reflected in its 2005 financial statements. Work with respect to this matter is continuing.

The Company is required to delay the filing of its Quarterly Report on Form 10-Q for the first quarter of 2006, which was due on May 11, 2006, in order to allow for finalization of the above-described estimated adjustments, completion of the expanded procedures and completion of the Company’s analyses with respect to adjustments to be made in connection with the previously reported, expected restatement.

In a Form 8-K filed on April 12, 2006, the Company reported that it was likely to delay the filing of its Annual Report on Form 10-K for 2005 beyond April 30, 2006, due to the Company’s ongoing efforts with respect to the matters described in the March 17, 2006 Form 12b-25 filing. These efforts continue to date with respect to the matters described herein and the Company will file its Annual Report on Form 10-K for 2005 as soon as practicable, and the Forms 10-Q for the third quarter of 2005 and the first quarter of 2006 as soon as practicable thereafter.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Robert B. Stiles, Senior Vice President and General Counsel (Name)	585 (Area Code)	338.6409 (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐Yes ☒No
Quarterly Report Form 10-Q for the quarterly period ended September 24, 2005; Annual Report on Form 10-K for the fiscal year ended December 31, 2005.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒Yes ☐No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In light of the ongoing work as described above in Part III, the Company cannot at this time provide a reasonable estimate of results for the relevant period.

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Bausch & Lomb Incorporated
_____________________________________________________
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date May 11, 2006     By /s/ Robert B. Stiles, Senior Vice President and General Counsel

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).